CUSIP NO. 705499-101                                          Page 1 of 14 Pages





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               AMENDMENT NUMBER 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Peerless Manufacturing Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705499-101
                    ----------------------------------------
                                 (CUSIP Number)
                            Ceco Environmental Corp.
                        505 University Avenue, Ste. 1900
                         Toronto, Ontario CANADA M5G 1X3
------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 2, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed t be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

_______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 2 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                CECO Environmental Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                New York
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       149,500 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       149,500 shares
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 3 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Icarus Investment Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       149,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       149,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 4 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Phillip DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       149,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       149,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 5 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jason Louis DeZwirek
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canadian Citizen
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       149,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       149,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 6 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED     [ ]

______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       149,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       149,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

CUSIP NO.  705499-101              SCHEDULE 13D              Page 7 of 14 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                IntroTech Investments, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Canada
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       149,500 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       149,500 shares
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             149,500 shares
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.22%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                CO
______________________________________________________________________________

CUSIP NO. 705499-101                                          Page 8 of 14 Pages

                                  SCHEDULE 13-D
                                PEERLESS MFG. CO.
                               Amendment Number 1
                   Filed by CECO Environmental, Inc. ("CEC"),
                     Phillip DeZwirek, Jason Louis DeZwirek,
                       Icarus Investment Corp. ("Icarus"),
                  IntroTech Investments, Inc. ("IntroTech") and
    Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond")

Items 2, 4 & 5 Inclusive for CECO Environmental Corp.

Item 2.           Identity and Background:

                  (c) Principal Business: Ownership of all of the stock of Ceco Group, Inc. The address of CEC's principal business and its principal office is the address given in Item 2(b).

Item 4.           Purpose of Transaction:

                  CEC sold the common stock of the Issuer for purposes of decreasing its holdings in Issuer. CEC is currently holding stock of Issuer for investment purposes. CEC does not have an intent to acquire additional securities of the Issuer for purposes of acquiring the majority or all of the stock of Issuer.

Item 5.           Interest in Securities of the Issuer.

                  (a) CEC owns all of the 149,500 shares of Issuer directly, which is 10.22% of the outstanding common stock of Issuer.

                  (b) CEC has sole voting power and sole dispositive power with respect to such 149,500 shares of common stock of Issuer.

                  (c) In the past sixty days, CEC has made the following open market transactions in the Issuer's stock, all effectuated in its account at Taurus Capital Markets located in Toronto,
                  Ontario:

         Sales -  DATE - 2000               # OF SHARES              SHARE PRICE
                  -----------               -----------              -----------

                  January 5, 2000             400                    $12.375
                  January 10, 2000          1,600                    $12.250
                  January 12, 2000          1,000                    $12.250
                  January 18, 2000          1,900                    $13.250
                  January 19, 2000          1,000                    $13.500
                  January 19, 2000          1,000                    $13.500
                  January 19, 2000          1,000                    $13.625
                  January 20, 2000          1,000                    $14.500
                  January 24, 2000          1,000                    $14.125
                  January 24, 2000          1,000                    $13.562
                  January 28, 2000          1,000                    $14.187
                  January 28, 2000          1,500                    $14.500
                  January 28, 2000          1,500                    $14.250
                  February 2, 2000          1,000                    $14.500
                  February 3, 2000          2,000                    $14.500
                  February 10, 2000         1,000                    $14.750
                  February 10, 2000         1,000                    $14.875
                  February 14, 2000         1,500                    $15.250
                  February 14, 2000         1,500                    $15.500
                  February 14, 2000         1,500                    $15.000
                  February 14, 2000         2,000                    $15.625
                  February 14, 2000         2,000                    $15.625

Items 3 and 5 inclusive for Icarus Investment Corp.

CUSIP NO. 705499-101                                          Page 9 of 14 Pages



Item 3.           Source and Amount of Funds or Other Considerations.

                  Icarus indirectly owns the 149,500 shares of Issuer owned by CEC by virtue of directly owning 15.9% of the shares of CEC and indirectly owning 10.65% of the shares of CEC through its beneficial ownership of Green Diamond, which entity owns warrants to purchase 1,000,000 shares of CEC. See CEC's response to Item 3 herein. Icarus owns 50.1% of the shares of Green Diamond.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 15.9% of the outstanding stock of CEC directly and 10.65% indirectly through its 50.1% ownership of Green Diamond, Icarus beneficially owns the 149,500 shares of common stock of Issuer owned by CEC, which is 10.22% of the outstanding shares of Issuer.

                  (b) By virtue of owning 15.9% of the outstanding stock of CEC directly and 10.65% of the outstanding stock of CEC indirectly through its ownership of Green Diamond, Icarus has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.


Items 3 and 5 Inclusive for Phillip DeZwirek.

Item 3.           Source and Amount of Other Considerations.

                  Mr. DeZwirek owns 50% of the outstanding stock of Icarus, 5,497 shares of common stock of CEC directly, and Warrants to purchase 2,250,000 shares of common stock of CEC. See CEC's and Icarus' responses to Item 3 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 41.36% of the outstanding stock of CEC (including the warrants to purchase 2,250,000 shares of common stock), Mr. DeZwirek beneficially owns the 149,500 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns 18.55% of the outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and owns 22.8% of the outstanding stock of CEC directly (including as outstanding the securities underlying the warrants to purchase 2,250,000 shares of common stock).

                  (b) Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer owned by CEC as a result of his position as a director of CEC and by virtue of owning 41.36% of the outstanding stock of CEC (including as outstanding the securities underlying the warrants to purchase 2,250,000 shares of common stock). Mr. DeZwirek owns shares of Issuer indirectly through his 50% ownership of Icarus (which entity owns 15.9% of the outstanding common stock of CEC directly (including as outstanding the shares of common stock underlying Mr. DeZwirek's warrants) and 10.65% of the outstanding stock of CEC indirectly through its 50.1% ownership in Green Diamond (including as outstanding the shares of common stock underlying Green Diamond's warrants to purchase 1,000,000 shares of CEC)). Mr. DeZwirek also owns shares of Issuer common stock indirectly through his direct ownership of 22.8% of the outstanding common stock of CEC (including as outstanding the securities underlying the warrants to purchase 2,250,000 of common stock). Mr. DeZwirek is the Chief Executive Officer, Chief Financial Officer and a director of CEC.


Item 5 Inclusive for Jason Louis DeZwirek.

CUSIP NO. 705499-101                                         Page 10 of 14 Pages



Item 5.  Interest in Securities of the Issuer.

                  (a) By virtue of owning 41.89% of the stock of CEC, Mr. DeZwirek beneficially owns the 149,500 shares of common stock of Issuer owned by CEC. Mr. DeZwirek owns such outstanding stock of CEC indirectly through his direct ownership of 50% of the stock of Icarus and through his ownership of all the stock of IntroTech.

                  (b) By virtue of owning 41.89% of the stock of CEC, Mr. DeZwirek has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer owned by CEC. This power applies to all of the share of Issuer owned indirectly by Mr. DeZwirek. Mr. DeZwirek owns those shares indirectly through his 50% ownership of Icarus (which entity owns 15.9% of the outstanding common stock of CEC directly (including as outstanding the shares of common stock underlying Mr. DeZwirek's warrants) and 10.65% of the outstanding stock of CEC indirectly through its 50.1% ownership in Green Diamond (including as outstanding the 1,000,000 shares of common stock underlying Green Diamond's warrants)). Such powers are shared with the other shareholders of CEC.


Items 3 and 5 Inclusive for IntroTech Investments, Inc.

Item 3.  Source and Amount of Funds or Other Considerations.

                  By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 149,500 shares of Issuer owned by CEC. See CEC's response to Item 3.

CUSIP NO. 705499-101                                         Page 11 of 14 Pages


Item 5.  Interest in Securities of the Issuer.

                  (a) By virtue of IntroTech owning 19.0% of CEC, IntroTech beneficially owns the 149,500 shares of common stock of Issuer owned by CEC. IntroTech owns all of such shares indirectly through its direct ownership of common stock of CEC.

                  (b) By virtue of IntroTech owning 19.0% of CEC IntroTech has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer owned by CEC. Such powers are shared with the other shareholders of CEC.

Items 2-6         Inclusive for Green Diamond

Item 2.           Identity and Background:

                  (a) Can-Med Technology d/b/a Green Diamond Oil Corp., an Ontario corporation

                  (b)      Address of Principal Business:
                           505 University Ave., Ste. 1400
                           Toronto, Ontario M5G 1X3

                  (c) Principal Business: private investor. The address of CEC's principal business and its principal office is the address given in Item 2(b) above.

                  (d) Green Diamond has not been involved in any criminal proceedings.

                  (e) Green Diamond has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Considerations:

                  Green Diamond indirectly owns the 149,500 shares of Issuer by virtue of owning 10.65% of the shares of CEC (including as outstanding the shares of common stock underlying Green Diamond's warrants to purchase 1,000,000 shares of CEC). See CEC's response to Item 3.

Item 4.           Purpose of Transaction:

                  Green Diamond acquired the common stock of the Issuer for the same purpose as CEC. See CEC's response to Item 4 herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) By virtue of owning 10.65% of the outstanding stock of CEC (including its warrants to purchase 1,000,000 shares of common stock), Green Diamond beneficially owns the 149,500 shares of common stock of Issuer owned by CEC. Green Diamond owns all of such shares indirectly through its direct ownership of warrants to purchase 1,000,000 shares of the common stock of CEC.

                  (b) By virtue of owning 10.65% of the outstanding stock of CEC, Green Diamond has shared voting power and shared dispositive power with respect to the 149,500 shares of common stock of Issuer. Such powers are shared with the other shareholders of CEC.

CUSIP NO. 705499-101                                         Page 12 of 14 Pages




                  (c)      See CEC's response in Item 5(c) herein.

                  (d) Icarus owns 50.1% of the outstanding stock of Green Diamond. Jason DeZwirek and Phillip DeZwirek control Icarus, each owning 50% of the outstanding stock of Icarus. Green Diamond, Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CEC underlying the warrants to purchase 1,000,000 shares of CEC owned by Green Diamond.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an exhibit to this
                  Schedule 13D.

CUSIP NO. 705499-101                                         Page 13 of 14 Pages


Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, and undersigned certify that the information set forth in this statement is true.

February 24, 2000

                                            CECO ENVIRONMENTAL CORP.

                                            By:   /s/ Phillip DeZwirek
                                               ---------------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer

                                            ICARUS INVESTMENT CORP.

                                            By:   /s/ Phillip DeZwirek
                                               ---------------------------------
                                                  Phillip DeZwirek
                                                  Chief Executive Officer


                                            /s/ Phillip DeZwirek
                                            ------------------------------------
                                            Phillip DeZwirek


                                            By:   /s/ Jason Louis DeZwirek
                                               ---------------------------------
                                                     Jason Louis DeZwirek
                                                     Chief Executive Officer

                                            INTROTECH INVESTMENTS, INC.

                                            By:/s/ Jason Louis DeZwirek
                                               ---------------------------------
                                                  Jason Louis DeZwirek
                                                  Chief Executive Officer

                                            CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                            DIAMOND OIL CORP.

                                            By:/s/ Phillip DeZwirek
                                               ---------------------------------
                                                     Phillip DeZwirek
                                                     Chief Executive Officer

CUSIP NO. 705499-101                                         Page 14 of 14 Pages

                   EXHIBIT TO AMENDMENT NO. 1 TO SCHEDULE 13D
                                       OF
                            CECO ENVIRONMENTAL, INC.
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                           INTROTECH INVESTMENTS, INC.
                              JASON LOUIS DEZWIREK
                                       AND
             CAN-MED TECHNOLOGY, INC. D/B/A GREEN DIAMOND OIL CORP.
                             JOINT FILING AGREEMENT


         CECO Environmental, Inc. ("CEC"), Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), IntroTech Investments, Inc. ("IntroTech"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp. ("Green Diamond") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of CECO, Icarus, DeZwirek, IntroTech, JLD and Green Diamond and that any amendments to this Schedule 13D may be filed on behalf of CEC, Icarus, IntroTech, DeZwirek, JLD and Green Diamond.



                                           CECO ENVIRONMENTAL, CORP.

                                           By:    /s/ Phillip DeZwirek
                                              ----------------------------------
                                                 Phillip DeZwirek
                                                 Chief Executive Officer


                                           ICARUS INVESTMENT CORP.

                                           By:   /s/ Phillip DeZwirek
                                              ----------------------------------
                                                 Phillip DeZwirek
                                                 Chief Executive Officer



                                                /s/ Phillip DeZwirek
                                           -------------------------------------
                                                 Phillip DeZwirek



                                               /s/ Jason Louis DeZwirek
                                           -------------------------------------
                                           Jason Louis DeZwirek


                                           INTROTECH INVESTMENTS, INC.

                                           By: /s/ Jason Louis DeZwirek
                                              ----------------------------------
                                                 Jason Louis DeZwirek
                                                 Chief Executive Officer

                                           CAN-MED TECHNOLOGY, INC. D/B/A GREEN
                                           DIAMOND OIL CORP.

                                           By: /s/ Phillip DeZwirek
                                              ----------------------------------
                                                 Phillip DeZwirek
                                                 Chief Executive Officer